

Entrex NewLeaf

Offered by Entrex NewLeaf, LLC

1,999,999 Common Shares of the Company

Project Financing for Compliance Grade Carbon Offsets Securities

Reg A, Tier 1 Offering

Pending SEC Qualification

PART II
SUMMARY OF THE OFFERING CIRCULAR
ITEM 1

Entrex NewLeaf, LLC
Project Financing for Compliance Grade Carbon Offsets Projects

Offered by Entrex NewLeaf, LLC
("Company")
150 E Palmetto Park Road, Suite 800
Boca Raton, FL 33432

Best Efforts Offering of up to 1,999,999 - NewLeaf Common Securities
Minimum Purchase: 1 Share Unit ($10.00)

This prospectus relates to the offering and sale of up to one million, nine hundred and ninety-nine thousand nine hundred and ninety-nine (1,999,999) common shares of Entrex NewLeaf, LLC ("Company"), for an aggregate maximum gross dollar offering of nineteen million, nine-hundred and ninety-nine thousand, nine hundred and eighty dollars ($19,999,990) (the "Offering").

The Offering is being made pursuant to Tier 1 of Regulation A, promulgated under the Securities Act of 1933. Each Entrex NewLeaf common security will be offered at ten dollars ($10.00) per unit. There is a minimum purchase amount of one NewLeaf common security at $10.00. Each unit represents one common share with the rights and warranties as defined herein.

Entrex NewLeaf, the "company", shall invest into a series of carbon offset projects on a senior secured, short term basis, into carbon offset projects in exchange for monthly interest and overall annual project profits.   Each project in which the Company may invest shall have received a "confidence letter" from an ISO auditor which provides the auditor's estimate of the carbon offset creation capabilities of the project.

Further, each carbon offset project shall then have fiscal analysis and valuation performed by KPMGs "Valuation" team which shall extrapolate the anticipated profit and loss and cash-flows of the project.   Only upon satisfactory financial analysis and results, exclusively decided by the leadership of the Company, shall each project launch and the full extent of the project financing be allocated pursuant to the KPMG Valuation team projections and cash-flow timing.

Upon the launch of each project the Company shall engage the KPMG project management organization (PMO) which shall then oversee each project and manage for the projected fiscal results provided by the KPMG Valuation team. Each project would be expected to produce compliance grade carbon offsets which are contractually sold via our CarbonEase series of products.

Owners of the Entrex NewLeaf common securities shall receive interest payments accrued monthly and distributed on the 15th of the subsequent month following each quarter (or next business day) pursuant to the direction of the Board.

Investing in this offering involves a high degree of risk, and you should not invest unless you can afford to lose your entire investment; see "Risk Factors". This offering circular relates to the offer and sale or other disposition of up to one million, nine hundred and ninety-nine thousand nine hundred and ninety nine (1,999,999) 2NewLeaf common securities sold per unit at $10.00.

This is our offering, and no public market currently exists for our NewLeaf securities. The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC") and the relevant State regulators, as necessary, and will terminate on the sooner of the sale of the maximum number of shares being offered or the decision by Company management to deem the offering closed. The shares offered hereby are offered on a "best efforts" basis, and there is no minimum offering.

While this offering is being qualified by the Securities and Exchange Commission, we have a current Regulation D "exempt" offering being sold by the principals of the Company representing the same terms and conditions of this Regulation A offering (as filed).

When and if this offering becomes qualified, we will cease the Regulation D offering and convert the Reg D securities holders into the registered security offered herein and continue to solicit the qualified Regulation A offering.

Securities purchased by buyers of the Regulation D offering will be converted into securities of the final Regulation A qualified offering if and when it occurs.

We have made no arrangements to place subscription proceeds or funds in an escrow, trust or similar account, which means that the proceeds or funds from the sale of the Regulation A and Regulation D securities will be immediately available to us to fund production operations.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

THE 2022 NEWLEAF COMPLIANCE-GRADE CARBON OFFSET BACKED SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE 2022 NEWLEAF COMPLIANCE-GRADE CARBON OFFSET BACKED SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	# of Securities	Price to Public (2)	Proceeds to Issuer (1)	Proceeds to others
Per Security	1	$10.00	$9.00	$1.00
Total Minimum	1	$10.00	$9.00	$1.00
Total Maximum	1,999,999	$19,999,990	$17,999,991.00	$1,999,999.00

(1) *The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, finders' fees, selling and other costs incurred in the offering of the common stock.*

(2) *NewLeaf common securities are offered at $10.00 per unit*

We are following the "Offering Circular" format of disclosure under Regulation A.

The date of this Regulation A offering circular is November 11, 2022.

FORWARD LOOKING STATEMENTS

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

PART II
ITEM 2
TABLE OF CONTENTS

PART II
ITEM 3a
SUMMARY OF THE OFFERING CIRCULAR

As used in this prospectus, references to the "Company," "company", "we," "our", "us", "Entrex NewLeaf" or the "Entrex NewLeaf, LLC" refer to Entrex NewLeaf, LLC. unless the context otherwise indicates.

You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the Financial Statements prior to making an investment decision.

THE COMPANY

Organization:

The Entrex NewLeaf, LLC was incorporated under the laws of the State of Florida on November 1st, 2022. Our principal office is located at 150 East Palmetto Park Road, Suite 800, Boca Raton FL, 33432.

Management:

Our Chief Executive Officer & Chairman is Stephen H. Watkins. Our Vice Chairman is Rick Rochon. Our other Officers initially include Thomas Harblin who assists in the sales operations of the Company, Colin Turney who assists in marketing of the company and Thomas Hatfield manages our IBM, blockchain enabled, technology platform.

Controlling Shareholders:

Stephen H. Watkins is the controlling member of the LLC.

Description of Parent Corporation Business:

Entrex Carbon Market was founded in 2019 with a mission to create the leading place to find, research, track, manage and trade carbon offsets.

The company's initial focus has been carbon offsets represent millions of various vintage offsets from around the world. Buyers found these offsets – but had significant due-diligence and underwriting costs associated with a trade which resulted in high friction, difficult, due-diligence driven, bi-lateral trades.

The company's bi-lateral transaction history exemplified how opaque price discovery was in the market and, most important, how significant carbon offset underwriting was prior to a trade (required by buyers due to historical rampant fraud in the industry). We found there was no disciplined, reliable supply of "compliance-grade offsets" for buyers to have comfort in the quality and ease of transaction execution.

These two fundamental market shortcomings (quality and efficiency) had us assemble a network of United Nations and World Bank carbon offset project owners into a structure that makes them "private issuers of carbon offset securities" under the SEC jurisdiction.

These private carbon offset backed securities still had buyer challenges due to the historical fraud challenges resulting in buyers still having to manage the underwriting of each issuer's unique offsets – there was no standardized, credible underwriting in the market.

The Entrex Carbon Market revised its vision to create the leading place to find, research, track, manage and trade of standardized "compliance-grade" carbon offsets with regulatory oversight.

The Entrex Carbon Market revised its strategy to create and market "compliance-grade" offsets which inherently provided comfort and confidence for buyers. In an effort to mitigate this underwriting cost for buyers Entrex and KPMG established a relationship whereby KPMG's Project Management Organization (PMO) oversees the ISO Auditors and Registry methodologies from project registration through minting and finally retirement of the security. We believe the collective efforts of United Nations Registries, ISO approved Auditors and KPMG managing authentication and provenance of each security would provide buyers the confidence and comfort in the underlying "compliance-grade" offsets which is not a regulatory term nor represents any compliance body approval of said offsets.

> *The Entrex Carbon Market established compliance-grade carbon offsets to create comfort, confidence and convenience for buyers of carbon offsets.*

Entrex NewLeaf, LLC

Understanding the need to establish scalable compliance grade carbon offsets the Entrex Carbon Market created Entrex NewLeaf, LLC to be a carbon offset project finance company to fund various carbon offset projects. Offsets produced from Entrex NewLeaf funded projects are sold, contractually in advance, to the Entrex Carbon Offset Company, LLC under it's "CarbonEase" brand.

> *The Entrex NewLeaf company funds carbon offset projects which have known projected profitability, based on KPMGs fiscal analysis, with contracted sales of produced carbon offsets to the Entrex Carbon Offset Company.*

That company, Entrex Carbon Offset Company, LLC, offers equity interests, backed by the carbon offsets assets, which can be traded or retired for use across and through the global broker dealer network to satisfy the needs of their carbon neutral corporate clients.

> *The Entrex Carbon Offset Company securitizes compliance grade carbon offsets into standardized carbon offset backed security which are anticipated to be registered with the United States Securities and Exchange Commission and sold through regulated parties. Buyers can gain comfort and confidence that they are buying authenticated compliance-grade carbon offsets with known providence.*

The Entrex Carbon Offset lifecycle can be summated into four distinct events:

1. **Standardization** of the underlying carbon offset is overseen by KPMG's Project Management Organization (PMO) who oversees the ISO Auditors tracking UN Registry methodologies from project registration through minting and finally retirement of the security. This process provides authentication and providence of each carbon offset – assuring a consistent standard.

2. **Securitization** occurs when Entrex and KPMG assigns specific UN Registry carbon offset serial numbers to specific NewLeaf security serial numbers. KPMG's Capital Market Team will manage "agreed upon procedures" to confirm the carbon offset backed components to the "Compliance-grade" specification which collectively establishes the basis for the compliance-grade carbon offset backed security.

3. **Public Market Trading** will occur when regulated traders can access the qualified 2022 NewLeaf via Bloomberg, Reuters and other trading desktops. Traders can then establish bid and offers – and electronically trade the 2022 NewLeaf security electronically providing frictionless trades.

4. **Retirement** occurs when an owner redeems their security through the regulated transfer agent. The transfer agent notifies Entrex and KPMG's Project Management Organization who then oversees the retirement of the specific serial numbers at the United Nations Registry which then results in a retirement certificate being provided to the redeemed security last owner.

Below we represent a high-level summary of the how we anticipate creating, assembling, distributing and retiring our compliance grade carbon offsets.


Standardization
Securitization
Trading
Retirement
KPMG PMO Oversight
Carbon Offset Producing Project
ISO Auditors
UN Registry
Security Transfer Agent Serial Numbers
KPMG Capital Markets
UN Registry Offset Project Serial Numbers
Transfer Agent Asset Backed Security Serial Numbers
Bought for Trading
Bought for Retirement
Security Redeemed for OFFSET USE & RETIREMENT
Security Serial Numbers Retired
Offset Project Serial Numbers Retired
Offset Retirement Certificate Issued to Security Redeemer
Security/Offset Retirement
Offset Creation & Serialization
Security Confirmation
Offset Securitization
Offset/Security Retirement

The end to end offset development, securitization and retirement process is managed by Entrex's, IBM, blockchain enabled, award nominated, technology platform.

THE OFFERING

Securities Offered:

1,999,999 NewLeaf Common Securities.

Each 2022 NewLeaf Common Security will be offered at $10.00 per unit. Each Unit shall have the rights and warranties of the common stock as defined and receive quarterly distributions of income as determined by the Board.

Termination of the Offering:

The offering will commence as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC") and the relevant state regulators, as necessary and will terminate on the sooner of the sale of the maximum number of Entrex NewLeaf securities being sold or via the decision by Company management to deem the offering closed.

Offering Cost:

We estimate our total offering expenses shall be paid by our parent company the Entrex Carbon Market, LLC. Trade costs, by regulated broker dealers, shall be paid as part of the sell price of the securities as represented herein.

PART II
ITEM 3b
RISK FACTORS

Investing in our securities involves risk. In evaluating the Company and an investment in the NewLeaf security careful consideration should be given to the following risk factors, in addition to the other information included in this Offering circular. Each of these risk factors could materially adversely affect the Company's business, operating results or financial condition, as well as adversely affect the value of an investment in our securities.

The following is a summary of the most significant factors that make this offering speculative or substantially risky. The company is still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

We are a development stage business and may be adversely affected managing the business and regulatory challenges of the market sector.

The Company has limited capitalization and a lack of working capital and as a result is dependent on raising funds to grow and expand its business. The Company lacks sufficient working capital in order to execute its business plan. The ability of the Company to move forward with its objective/s is therefore highly dependent upon the success of the offering described herein. Should we fail to obtain sufficient working capital through this offering we may be forced to abandon our business plan.

Because we have a limited history of operations, we may not be able to successfully implement our business plan:

We cannot assure you that our intended activities or plan of operation will be successful or result in revenue or profit to us and any failure to implement our business plan may have a material adverse effect on the business of the Company.

We are dependent on the sale of our securities to fund our operations and will remain so until we generate sufficient revenues to pay for our operating costs:

Our officers and directors have made no written commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. There can be no guarantee that we will be able to successfully sell our securities. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations.

We rely on partners and related entities to Register, Validate, Verify, Mint and Retire Carbon Offsets which would provide the underwriting collateral for the Entrex Carbon Offset Securities. If the services offered under respective agreements are not fully adhered and/or our license from Entrex is revoked our operations could be severely affected:

Accordingly, our operations are subject to the risks inherent in the establishment of a new business enterprise, including access to capital, licensed technologies, successful implementation of our business plan and limited revenue from operations.

Risks Relating to Our Business

We will be dependent upon key administrative personnel and potentially its subsidiary companies for our future success, particularly Stephen H. Watkins:

If we lose administrative personnel or this particular member of the management team, our ability to implement our business strategy could be significantly harmed.

There is currently no active trading market for our securities:

Our ability to grow will depend on our ability to sell the carbon offsets to Market after each project has Registered, Validated, Verified and Minted Carbon Offsets. Today the Entrex Carbon Market has discussions with over a hundred Carbon Offset Projects which are interested in moving forward. These are in various stages of discussions: 15 have executed letters of intent as represented in the financial projections provided herein.

If no Carbon Offsets are generated from the projects we fund; we may lose money:

If for some reason we select projects which do not deliver the projected results we may lose money effecting our ability to operate.

If we are not able to sell the Carbon Offsets our projects generate; we may lose money:

We anticipate selling all potential offsets contractually before launching a project. If for some reason the contracted buyer defaults we may lose any or all of our production capital if no other buyer is found and could affect our ability to operate.

Our financial condition and results of operations will depend on our ability to manage our future growth effectively:

The Company has limited operating history. If the projects we select to fund do not produce offsets as we expect or if they are not sold; we may not be profitable and may have insufficient capital to operate: therefore, the future of the Company may be at risk.

Our management and administration may not have the experience necessary to succeed:

Accomplishing our projected results is largely a function of our management personnel's structuring of administrative duties, their ability to provide competent, attentive and efficient services to us, and our access to financing carbon offsets on acceptable terms.

We will operate in a highly competitive market for investment opportunities:

We compete for investors and buyers across the ESG and voluntary carbon offset industry who have access to private carbon offsets which may be a better solution than which we envision. If the market choses other potential alternatives we may lose money which could affect our ability to operate.

Our operating results are subject to fluctuation as a result of the nature of our business, and if we fail to achieve our objectives the Company may not continue to operate.:

We could experience fluctuations in our quarterly and annual operating results due to a number of factors, some of which are beyond our control, including the number of investors and the number of companies that agree to offer Carbon Offset projects to us to produce.   If Carbon Offset projects do not create product we can sell we may lose money which could affect our ability to operate.

There are significant potential conflicts of interest which could impact our returns:

Our management team (and any that may be retained in the future), and the future members of a the Entrex NewLeaf, LLC may serve as officers, directors or principals of entities that operate in the same or related line of business/es or other companies managed by affiliates of EHCo, LLC, the Entrex Holding Company, or others which may be formed in the future. Accordingly, if this occurs, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of our investors or the company.

Operational and/or Ownership conflicts of interest:

Our management team (and any that may be retained in the future), and the future members of Entrex NewLeaf, LLC may be owners or principals of entities that the EHCo, LLC may purchase. Accordingly, if this occurs, they may have obligations to investors in those entities which may not be in the best interest of the Company and Common Security holders,

Our Management may choose to, exclusively at their option, to sell or reclassify one or more class/es of securities which could convey rights and privileges to their owners:

The Entrex NewLeaf, LLC management has the right to sell or convert any of the Company's securities into various securities of any other company, if deemed appropriate, exclusively at the option of the management, into a private or publicly listed Company.

Our Management may change our objectives, operating policies and strategies without prior notice or any stockholder approval:

Our management has the authority to modify or waive certain of our operating policies and strategies without prior notice and without investor approval. However, absent investor approval, we may not change the nature of our business so as to cease to exist unless sold or purchased at the exclusive option of management. We cannot predict the effect any changes to our current operating policies or strategies would have on the business model, operating results and returns to investors. Nevertheless, the effects may adversely affect our business and impact our ability to make distributions.

Changes in laws or regulations governing our operations may adversely affect our business:

We are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Any change in these laws or regulations could have a material adverse effect on our business.

Because the NewLeaf Securities may be publicly traded, there will be uncertainty regarding our value:

We have arbitrarily established a price of our securities based on our perception of comparables in the industry and our anticipated operating methodology. This valuation may fluctuate significantly and could have no relevance to actual results of the NewLeaf security or the Entrex Carbon Offset Company, LLC. The effects of stock price volatility could affect investors value in part or in whole.

Purchase of related companies:

At the discretion of management; we may elect to purchase related companies which have conflicts of interest for the Company or management using proceeds of this offering or establishing debt or other securities which may have a negative effect on this Entrex NewLeaf security and offering.

Sale of related companies:

At the discretion of management; we may elect to sell related companies which may conflict with the interests which may have a negative effect on this Entrex NewLeaf security and offering.

Entrex's purchase and license of technologies from related parties:

At the discretion of management; we may elect to purchase and license technologies from related companies which may have conflicts of interest for the Company or management using proceeds of this offering or establishing debt or other securities. These actions may have a negative effect on to Entrex NewLeaf security and the holders of this offering.

Limited operational experience:

Entrex NewLeaf, LLC has had limited operations which may not, be sufficient for the business and plans outlined. If management fails to operate as planned the operational cash-flows could limit the value of the Entrex NewLeaf Security holders or significantly affect the operations of the enterprise. If sufficient funds are not available to manage the Company the value of the Entrex Securities could diminish in value.

PART II
ITEM 4
DILUTION

We are offering Securities called Entrex NewLeaf Common Stock which will be used to fund the creation of carbon offset through licensed projects as described herein.

We are limited by regulation to issue 1,999,999 Entrex NewLeaf Securities pursuant to this offering and the associated price of the offering which can not exceed $20,000,000.

We anticipate additional carbon offset land/owners or issuers may choose to license their offset properties to Entrex. If our expectations are correct, we might not have enough capital, from this offering, to complete all projects Entrex Licenses. If additional capital is needed to meet the demands the company may choose to issue a secondary offering to offset this demand.   As such each of the common shares as defined in this offering may experience additional dilution, at unknown market terms, to the terms defined herein.

Therefore, future offerings may dilute the Entrex NewLeaf common shares. It would be expected that any dilutive funding would be supported by additional Entrex Carbon Offset Licenses executed with various carbon offset projects producing similar investor distributions and value pursuant to our initial projections.

The Company anticipates that any funds held, and or deployed, by the company shall be supported by contract values during the development phase or carbon offsets after production. Further information about the value of these security interests is projected in Part II, Item 9.

PART II
ITEM 5
PLAN OF DISTRIBUTION

The Company is offering a maximum of 1,999,999 Entrex NewLeaf Common Stock on a no minimum, "best efforts" basis. The offering will terminate upon the earlier to occur of: (i) the sale of all the Entrex NewLeaf Common Stock qualified to sell, or (ii) the decision by Company management to deem the offering closed.

Our Entrex NewLeaf Common Stock are not currently listed on any national exchange or qualified for trading on any electronic quotation system. No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Warrants/options:

As of the date of this prospectus, there are no outstanding warrants to purchase our securities.

State Securities Laws:

Under the securities laws of some states the Entrex NewLeaf Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states Entrex NewLeaf Common Stock may not be sold unless the securities have been qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

PART II
ITEM 6
SUMMARY OF PROCEEDS DISTRIBUTION

We estimate that the net proceeds from the sale of the 1,999,999 Entrex NewLeaf Common Stock pursuant to this Offering will be approximately $17,999,991 after deducting the estimated selling and offering expenses of approximately $1,999,999.

Accordingly, we anticipate the gross and net proceeds, if we raise the maximum offering amount, to be indicative of the following:

Fully funding Offering:	100%	$19,999,990
Disclosed Broker Fees:	10%	$ 1,999,999
Net Offering distributed to Company:	90%	$17,999,991

Net funds being distributed to the Company and deployed in the following manner:

Offering funds shall be used to fund a series of carbon offset projects, in a senior secured position, which shall follow the following methodologies:

(1) Each project, under letter of intent, shall receive an "ISO Confidence Letter" which provides third party validation of the anticipated offsets projected from a licensed project.

(2) Entrex uses the "ISO Confidence Letter" to create the project's carbon offset projected cash-flow and profitability expectations.

(3) Once the Entrex Carbon Offset Rights Agreement ("CORA") is executed the project is provided to KPMG for fiscal analysis to create a project cash-flow, profitability and associated project milestones over the approximate 210 day life cycle.

(4) Only upon acceptable timing milestones and projected profitability and cash-flows from KPMG, exclusively at the discretion of Entrex, the project may continue through the production process.

(5) If the Project meets Entrex's projected cash-flow and profitability expectations; funds shall be deployed pursuant to the totals indicated within the KPMG Valuation results. Any project funding deviation from the KPMG projected fiscal analysis may be provided to any project exclusively at the discretion of Company management.

(6) If elected to continue to production Entrex engages KPMG's project management organization to manage the project, and produced carbon offsets from beginning to end – resulting in the anticipated payback of project funds to NewLeaf.

Part II, Item 7 offers an example Project and associated Cash-flows and Profitability

PART II
ITEM 7
EXAMPLE USE OF PROCEEDS
($1 MILLION PROJECT FINANCING)

Project: "Example $1m Project Funding"	Day 1 through Day 90 Development Cycle			Day 91 - 120 Construction Cycle		Year 1 – 5 Revenue Cycle			Entrex Profit & Loss (Months 1-7 of 12) for Year #1 of 5
	$0.50 per offset			$0.75/offset		$0.75/offset			
(Est or Act) Start Date 8 Nov 2022	30 Days Nov 2022	60 Days Dec 2022	90 Days Jan 2023	120 Days Feb 2023	150 Days Mar 2023	180 Days Apr 2023	210 Days May 2023		
Project P&L and Cash-flow									
Revenue =	~	~	~	~	~	~	$2,622,150	=	$2,622,150
KPMG Appraisal =	($21,750)	~	($25,000)	~	~	~	~	=	($46,750)
ISO Auditor =	~	($50,000)	~	($117,033)	~	($117,033)	~	=	($284,066)
KPMG PMO =	~	($50,000)	($21,851)	($21,851)		($21,851)		=	($115,554)
Forest Manage Fee (yearly?) =	~	~	~	~	~	($164,321)		=	($164,321)
Total Entrex Project "OPEX" Costs =	($43,893)	($43,893)	($43,893)	($43,893)	($43,893)	($43,893)		=	($263,359)
Total Cost of Goods Sold =	~	~	~	~	~	~	~		($874,050)
Project "Monthly Cash Flow Totals" =	($65,643)	($143,893)	($90,744)	($182,777)	($43,893)	($347,099)	$2,622,150		
Project "Cumul Cashflow Totals" =	($65,643)	($209,536)	($300,281)	($483,058)	($526,951)	($874,050)	$1,748,100		
Gross Profit (pre-LOP) =								=	**$1,748,100**
Accumulated "WIP Revenue" =	$215,016	$448,388	$603,095	$907,264	$993,795	$1,568,046	$2,622,150	=>	$2,622,150
P&L post LOP									
Land Owner Payment (Dep=10%) =	($68,674)	~	~	~	~	~	($618,067)	=	($686,741)
Post-LOP "Monthly Cash Flow Totals" =	($134,317)	($143,893)	($90,744)	($182,777)	($43,893)	($347,099)	$2,004,083	=	
Post-LOP "Cumul Cashflow Totals"=	($134,317)	($278,210)	($368,955)	($551,732)	($595,625)	($942,724)	$1,061,359		
Net Profit (post-LOP) =								=	**$1,061,359**
P&L post LOP & Financing									
Cumulative (per Prior CCFT)	($134,317)	($280,897)	($377,205)	($567,362)	($622,290)	($981,301)	$1,003,928		
% of Total COGS = 0% =	$0	~	~	~	~	~	~	=	$0
Interest% on CCFT = 2% =	($2,686)	($5,564)	($7,379)	($11,035)	($11,913)	($18,854)	~	=	($57,431)
%Profit post LOP = 5% =	~	~	~	~	~	~	($53,068)	=	($53,068)
Financing Cost$ =	($2,686)	($5,564)	($7,379)	($11,035)	($11,913)	($18,854)	($53,068)	=	($110,499)
Post-Finance "Monthly Cashflow Totals"	($137,004)	($149,457)	($98,123)	($193,812)	($55,806)	($365,953)	$1,951,015		
Post-Finance "Cumul Cashflow Totals"=	137,004)	($286,461)	($384,584)	($578,396)	($634,202)	($1,000,155)	$950,860		
Net Profit (post-LOP, Fin) =								=	**$950,860**

The above project represents a carbon offset project and the associated cash-flows and profit based on $1 million project financing ($1,000,155 max). Each column illustrates the cash-flow per month and projected distributions. The column on the far right represents the project profit and loss. The Red Section shows the projected monthly distribution of interest and project profit distribution in the 210 day column. Projected funding for the project is shown in the bottom row circled titled "Post-Finance Cumulative Cash-Flow Totals"

PART II
ITEM 8
LICENSED PROJECT FINANCING
CAPITAL NEED AND RETURN PROJECTIONS

Below we illustrate 16 projects which represent the *projected capital distributions and timing* per KPMG milestones (similar to ITEM 7 example) for the various in house projects

Capital Credit Line	^Project Title	Start Date Actual or Estimate	# New Emp for EICM	# Acres	% ISO Adj	# Offsets	August 2022 Capital Deploy	September 2022 Capital Deploy	October 2022 Capital Deploy	November 2022 Capital Deploy	December 2022 Capital Deploy	January 2022 Capital Deploy	Febuary 2022 Capital Deploy	March 2022 Capital Deploy	April 2022 Capital Deploy	May 2022 Capital Deploy
$775,000	Bayou Des Sots	Aug 01, 2022	6	4,500	0%	337,500	($107,110)	($242,040)	($320,286)	($460,856)	($500,468)	($773,716)				
$400,000	Blands Bayou	Sep 15, 2022	3	2,000	0%	150,000		($56,427)	($169,734)	($216,390)	($262,622)	($277,803)	($382,588)			
$1,375,000	Catfish Point Land & Timber	Oct 22, 2022	11	8,000		600,000			($185,955)	($359,202)	($489,874)	($770,872)	($853,195)	($1,370,956)		
$850,000	Clendenin	Sep 22, 2022	7	5,200	(5%)	370,500		($115,775)	($254,251)	($337,793)	($494,697)	($538,334)	($848,431)			
$1,100,000	Coahoma County Conservatio	Aug 01, 2022	10	7,500	(15%)	478,125	($143,955)	($293,913)	($394,640)	($604,728)	($661,405)	($1,092,080)				
$625,000	Emmit Cobb	Aug 01, 2022	5	3,600		270,000	($86,835)	($211,912)	($276,678)	($381,138)	($409,767)	($620,141)				
$1,225,000	Grand Lake Rod & Gun Club I	Sep 26, 2022	9	7,000	0%	525,000		($163,428)	($325,727)	($441,420)	($682,296)	($752,416)	($1,200,316)			
$325,000	Hammett Development Partne	Aug 12, 2022	2	1,500	(15%)	95,625	($47,712)	($160,848)	($204,560)	($229,768)	($244,316)	($313,287)				
$800,000	Henderson Island	Aug 01, 2022	7	5,000		375,000	($58,268)	($197,493)	($282,050)	($441,503)	($486,038)	($793,038)				
$300,000	HV Brock	Aug 01, 2022	2	1,000	(60%)	30,000	($37,193)	($150,123)	($190,282)	($221,226)	($235,621)	($296,064)				
$725,000	Miller Point Timber Company	Aug 01, 2022	6	4,700	(5%)	334,875	($51,520)	($183,866)	($259,365)	($396,285)	($433,203)	($708,476)				
$650,000	Pamlico County	Aug 01, 2022	5	3,630	0%	272,250	($87,511)	($212,916)	($278,132)	($383,795)	($412,790)	($625,260)				
$450,000	Reagan Island Farms	Nov 04, 2022	4	2,500		187,500				($62,438)	($175,862)	($224,549)	($285,280)	($300,898)	($434,844)	
$725,000	Riverview Land Company	Aug 01, 2022	7	5,500	(25%)	309,375	($92,070)	($216,174)	($281,953)	($400,498)	($428,425)	($707,788)				
$350,000	Sligo Louisianna LLC	Aug 12, 2022	3	1,700	(5%)	121,125	($51,799)	($165,015)	($210,108)	($245,175)	($260,020)	($344,795)				
$700,000	Ward Lake	Oct 01, 2022	6	4,000		300,000			($95,846)	($225,302)	($296,060)	($416,568)	($450,079)	($688,397)		
$11,375,000			93	67,330		4,756,875	($763,975)	($2,369,929)	($3,729,568)	($5,407,519)	($6,473,464)	($9,255,186)	($4,019,888)	($2,360,250)	($434,844)	$0

Below we illustrate 16 projects which represent the *projected investor interest and project profit sharing* (similar to ITEM 7 example) for the various in house projects

Capital Credit Line	^Project Title	Start Date Actual or Estimate	# New Emp for EICM	# Acres	% ISO Adj	# Offsets	August 2022 Capital Return	September 2022 Capital Return	October 2022 Capital Return	November 2022 Capital Return	December 2022 Capital Return	January 2023 Capital Return	Febuary 2023 Capital Return	March 2023 Capital Return	April 2023 Capital Return	May 2023 Capital Return
$775,000	Bayou Des Sots	Aug 01, 2022	6	4,500	0%	337,500	($2,100)	($4,705)	($6,147)	($8,782)	($9,387)	($14,561)	($40,983)			
$400,000	Blands Bayou	Sep 15, 2022	3	2,000	0%	150,000		($1,106)	($3,306)	($4,156)	($4,981)	($5,181)	($7,134)	($16,557)		
$1,375,000	Catfish Point Land & Timber	Oct 22, 2022	11	8,000		600,000			($3,646)	($6,972)	($9,397)	($14,723)	($16,048)	($25,886)	($72,858)	
$850,000	Clendenin	Sep 22, 2022	7	5,200	(5%)	370,500		($2,270)	($4,941)	($6,482)	($9,431)	($10,102)	($15,984)	($44,990)		
$1,100,000	Coahoma County Conservatio	Aug 01, 2022	10	7,500	(15%)	478,125	($2,823)	($5,708)	($7,571)	($11,542)	($12,427)	($20,628)	($58,059)			
$625,000	Emmit Cobb	Aug 01, 2022	5	3,600		270,000	($1,703)	($4,122)	($5,311)	($7,255)	($7,674)	($11,649)	($32,786)			
$1,225,000	Grand Lake Rod & Gun Club I	Sep 26, 2022	9	7,000	0%	525,000		($3,204)	($6,324)	($8,468)	($13,025)	($14,145)	($22,650)	($63,751)		
$325,000	Hammett Development Partne	Aug 12, 2022	2	1,500	(15%)	95,625	($936)	($3,136)	($3,931)	($4,348)	($4,548)	($5,812)	($7,397)			
$800,000	Henderson Island	Aug 01, 2022	7	5,000		375,000	($1,143)	($3,850)	($5,433)	($8,453)	($9,160)	($15,000)	($45,536)			
$300,000	HV Brock	Aug 01, 2022	2	1,000	(60%)	30,000	($729)	($2,929)	($3,659)	($4,194)	($4,394)	($5,493)	($6,855)			
$725,000	Miller Point Timber Company	Aug 01, 2022	6	4,700	(5%)	334,875	($1,010)	($3,585)	($4,995)	($7,582)	($8,157)	($13,395)	($40,664)			
$650,000	Pamlico County	Aug 01, 2022	5	3,630	0%	272,250	($1,716)	($4,141)	($5,339)	($7,306)	($7,731)	($11,746)	($33,059)			
$450,000	Reagan Island Farms	Nov 04, 2022	4	2,500		187,500				($1,224)	($3,424)	($4,312)	($5,418)	($5,618)	($8,134)	($22,656)
$725,000	Riverview Land Company	Aug 01, 2022	7	5,500	(25%)	309,375	($1,805)	($4,203)	($5,411)	($7,629)	($8,027)	($13,347)	($37,567)			
$350,000	Sligo Louisianna LLC	Aug 12, 2022	3	1,700	(5%)	121,125	($1,016)	($3,216)	($4,037)	($4,645)	($4,845)	($6,412)	($11,741)			
$700,000	Ward Lake	Oct 01, 2022	6	4,000		300,000			($1,879)	($4,381)	($5,682)	($7,934)	($8,435)	($12,943)	($36,429)	
$11,375,000			93	67,330		4,756,875	($14,980)	($46,175)	($71,930)	($103,420)	($122,293)	($174,439)	($390,317)	($169,744)	($117,421)	($22,656)

Individual projected capital distributions and projected returns are shown in EXHIBIT C.

PART II
ITEM 9
PROJECT FINANCING
SENIOR SECURITY INTERESTS

During carbon offset production each project funded by the Company would be senior secured pursuant to the Entrex Carbon Offset Rights Agreement ("CORA"). We believe the chart below represents potential contract values based on <u>five times project projected annual profit</u> (at different price points) and can be compared to the projected capital at risk on the left.

_Capital Credit Line	^Project Title	# Acres	# Offsets	# New Emp for EICM	@$6 Contract_Value 5-yr_Net_Profit ___equals___ GP-COGs-LOP-Fin	@$8 Contract_Value 5-yr_Net_Profit ___equals___ GP-COGs-LOP-Fin	@$10 Contract_Value 5-yr_Net_Profit ___equals___ GP-COGs-LOP-Fin
$775,000	Bayou Des Sots	4,500	337,500	6	$3,664,941	$7,039,941	$10,414,941
$400,000	Blands Bayou	2,000	150,000	3	$1,443,582	$2,943,582	$4,443,582
$1,375,000	Catfish Point Land & Timber	8,000	600,000	11	$6,538,152	$12,538,152	$18,538,152
$850,000	Clendenin	5,200	370,500	7	$4,027,978	$7,732,978	$11,437,978
$1,100,000	Coahoma County Conservation Le	7,500	478,125	10	$5,212,092	$9,993,342	$14,774,592
$625,000	Emmit Cobb	3,600	270,000	5	$2,926,115	$5,626,115	$8,326,115
$1,225,000	Grand Lake Rod & Gun Club Inc	7,000	525,000	9	$5,717,235	$10,967,235	$16,217,235
$325,000	Hammett Development Partnershi,	1,500	95,625	2	$589,138	$1,545,388	$2,501,638
$800,000	Henderson Island	5,000	375,000	7	$4,110,756	$7,860,756	$11,610,756
$300,000	HV Brock	1,000	30,000	2	($826,732)	($526,732)	($226,732)
$725,000	Miller Point Timber Company	4,700	334,875	6	$3,669,439	$7,018,189	$10,366,939
$650,000	Pamlico County	3,630	272,250	5	$2,950,743	$5,673,243	$8,395,743
$450,000	Reagan Island Farms	2,500	187,500	4	$2,011,631	$3,886,631	$5,761,631
$725,000	Riverview Land Company	5,500	309,375	7	$3,366,791	$6,460,541	$9,554,291
$350,000	Sligo Louisianna LLC	1,700	121,125	3	$994,559	$2,205,809	$3,417,059
$700,000	Ward Lake	4,000	300,000	6	$3,254,482	$6,254,482	$9,254,482
$11,375,000		67,330	4,756,875	93	$49,650,904	$97,219,654	$144,788,404

Post production (after offsets are serialized) each project funded by the Company would be senior secured by the produced carbon offsets. We believe the chart below represents the carbon offset annual revenue value, per project, which can be compared to the projected project capital at risk on the left.

_Capital Credit Line	^Project Title	# Acres	# Offsets	# New Emp for EICM	@$6 Revenue	@$8 Revenue	@$10 Revenue
$775,000	Bayou Des Sots	4,500	337,500	6	$2,025,000	$2,700,000	$3,375,000
$400,000	Blands Bayou	2,000	150,000	3	$900,000	$1,200,000	$1,500,000
$1,375,000	Catfish Point Land & Timber	8,000	600,000	11	$3,600,000	$4,800,000	$6,000,000
$850,000	Clendenin	5,200	370,500	7	$2,223,000	$2,964,000	$3,705,000
$1,100,000	Coahoma County Conservation Le	7,500	478,125	10	$2,868,750	$3,825,000	$4,781,250
$625,000	Emmit Cobb	3,600	270,000	5	$1,620,000	$2,160,000	$2,700,000
$1,225,000	Grand Lake Rod & Gun Club Inc	7,000	525,000	9	$3,150,000	$4,200,000	$5,250,000
$325,000	Hammett Development Partnershi,	1,500	95,625	2	$573,750	$765,000	$956,250
$800,000	Henderson Island	5,000	375,000	7	$2,250,000	$3,000,000	$3,750,000
$300,000	HV Brock	1,000	30,000	2	$180,000	$240,000	$300,000
$725,000	Miller Point Timber Company	4,700	334,875	6	$2,009,250	$2,679,000	$3,348,750
$650,000	Pamlico County	3,630	272,250	5	$1,633,500	$2,178,000	$2,722,500
$450,000	Reagan Island Farms	2,500	187,500	4	$1,125,000	$1,500,000	$1,875,000
$725,000	Riverview Land Company	5,500	309,375	7	$1,856,250	$2,475,000	$3,093,750
$350,000	Sligo Louisianna LLC	1,700	121,125	3	$726,750	$969,000	$1,211,250
$700,000	Ward Lake	4,000	300,000	6	$1,800,000	$2,400,000	$3,000,000
$11,375,000		67,330	4,756,875	93	$28,541,250	$38,055,000	$47,568,750

PART II
ITEM 10
DESCRIPTION OF BUSINESS

Description of Business:

Entrex was founded in 2001 to create a capital market system for entrepreneurial companies ("Entrex" is short for "entrepreneurial exchange").

Since that time, Founder & CEO Stephen H. Watkins has assembled both a team and a family of companies with leading-edge technology, using the IBM technology stack, to serve the needs of all market participants: companies, investors and intermediaries. As a final step in this evolution the Entrex Holding Company ("EHCo" or "Entrex") was established to help drive synergies among these underlying companies, and to create a comprehensive market system, similar to the infrastructures of NASDAQ or NYSE, yet to help smaller companies access capital while providing control, compliance, and transparency to all market participants.

Entrex Licenses the Origination through Trading Technology to various businesses including the Entrex Carbon Market LLC. (www.EntrexCarbonMarket.com), the Entrex Carbon Offset Company, LLC and this entity Entrex NewLeaf, LLC.

The Entrex Carbon Market provides services and licenses entities to create offsets for entities which have underdeveloped Carbon Offsets.

As part of the Entrex Carbon Market process to Register, Validate, Verify, Mint, Trade and Retire an issuer's carbon offsets Entrex formed the Entrex NewLeaf, LLC entity to facilitate funding for the negative cash-flow during the production cycle. The intent is the licensed properties, funded via NewLeaf, then sell their produced carbon offsets to the Carbon Offset Company, LLC which in turn sells carbon offset backed equity in its CarbonEase securities to buyers and investors of carbon offsets creating a full production and sales cycle for its compliance grade carbon offsets.

Description of Operations:

Entrex NewLeaf, LLC is a cash-flow funder of licensed Entrex Carbon Offsets projects. Each project funding would be provided in a senior secured position (as defined in Part II, ITEM 9) would be collateralized by an Issuer's carbon offset contract and subsequently the produced carbon offsets until sold and principal repaid.

Each Entrex Licensee's project would accrue interest on a monthly basis and distributed on the 15th of the month following the quarter (or next business day) in arrears Investors in the Entrex NewLeaf Common Shareholders would receive interest exclusively as directed by the Board..

Entrex Carbon Market utilizes its employees and partners to Register, Validate, Verify, Mint, Trade and Retire an issuer's carbon. After an Issuer's Carbon Offsets have been "minted" each offset would be sold to the contracted buyer which returns principal to the Entrex Newleaf entity.

Historical Operations:

Entrex NewLeaf, LLC has no historical operations but relies on the Entrex Holding Company's technology platform, licensed to the Entrex Carbon Market in 2019, and subsequently to Entrex NewLeaf, LLC, to operate and manage the assignment and collateralization of an Issuer's Carbon Offset Projects and Carbon Offsets for and on behalf of Entrex NewLeaf, LLC.

Information of the Licensed Technology platform is available in the IBM Case Study on www.EntrexCarbonMarket.com.

Current Operations:

Entrex NewLeaf, LLC is managed by Stephen H. Watkins the CEO of the Entrex Holding Company (EHCo, LLC), Entrex Carbon Market, LLC and the Entrex Carbon Offset Company, LLC.

Company Operations are managed cohesively through the Entrex Holding Company licensed technology and can be simplified as:

Licenses Carbon Projects:	Entrex Carbon Market, LLC
Funds Carbon Projects:	Entrex NewLeaf, LLC
Sells Carbon Projects' Offsets:	Entrex Carbon Offset Company, LLC

Each company is integral to the carbon offset project lifecycle. Collectively the companies manage activities related to the Registration, Validation, Verification, Minting, Securitization and Retirement of Carbon Offsets.

Growth Strategy:

The Company's growth is anticipated through additional licensed projects by the Entrex Carbon Market and its independent sales and marketing initiatives to carbon offset producers.

Our existing executed projects represent approximately $11 million in capital which is deployed over a 210 day project life cycle; as shown in Part II, Item 8.

Revenues generated from the capital required on the represented licenses provide approximately $3 in revenue for every $1 invested based upon $6.00 per offset.

Average monthly projected *deployed capital* (on the 16 ongoing projects) is: $3,868,180.

Average monthly projected *interest and profit* on the 16 ongoing projects) is: $137,042.

Each Carbon Offset Producer who becomes a Licensee of the Entrex Carbon Market would be funded, pursuant to cash-flow projections, by the Company, pursuant to the following:

1. *Each project, under letter of intent, shall receive an "ISO Confidence Letter" which provides third party validation of the anticipated offsets projected from a licensed project.*

2. *Entrex uses the "ISO Confidence Letter" to create the project's carbon offset projected cash-flow and profitability expectations.*

3. *Once the Entrex Carbon Offset Rights Agreement ("CORA") is executed the project is provided to KPMG for fiscal analysis to create a project cash-flow, profitability and associated project milestones over the approximate 210 day life cycle.*

4. *Only upon acceptable timing milestones and projected profitability and cash-flows from KPMG, exclusively at the discretion of Entrex, the project may continue through the production process.*

5. *If the Project meets Entrex's projected cash-flow and profitability expectations; funds shall be deployed pursuant to the totals indicated within the KPMG Valuation results. Any project funding deviation from the KPMG projected fiscal analysis may be provided to any project exclusively at the discretion of Company management.*

6. *If elected to continue to production Entrex engages KPMG's project management organization to manage the project, and produced carbon offsets from beginning to end – resulting in the anticipated payback of project funds to NewLeaf.*

Once a licensor's carbon offsets are Minted on the UN/World Bank registry; the Entrex Carbon Offset Company assembles and distributes the offsets, through regulated broker dealers to buyers and investors of carbon offsets.

If more compliance-grade carbon offsets projects, which exceed NewLeaf's capital capabilities, are available we may choose to have additional offerings, similar to this, or elect a different structure which offers efficiency to market offering the same or additional benefits which may be dilutive to Entrex NewLeaf common shareholders.

The timing and commencement of our growth plans may be influenced by the success of this prospectus' offering. And we may not raise sufficient proceeds through this offering in order to fully execute our business plans.

ART II

ITEM 11
DESCRIPTION OF PROPERTY

The Entrex offices are located on the 8th Floor at 150 East Palmetto Park Road, Boca Raton, Florida.

Entrex NewLeaf, LLC utilizes licensed technologies to originate, produce, assemble, distribute, place and service Carbon Offsets on behalf of clients.   These technologies are located in IBM Licensed Servers located in nationwide web-based server facilities which manage backup and operations of said servers and technology.

Today limited personnel operate at this location and often are working within related entities of the holding company EHCO, LLC.   We anticipate, pursuant to the completion of this offering to supplement our team.

PART II
ITEM 12
MANAGEMENT DISCUSSION AND ANALSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Entrex NewLeaf operates on a cash-flow breakeven funded from principals of the company. We anticipate hiring employees and/or independent contractors pursuant to our operating needs post offering..

NewLeaf funds carbon offset projects which have executed the Entrex Carbon Market's Carbon Offset Rights Agreement ("CORA"). This agreement is analogous to an oil and gas mineral rights agreement. Entrex's CORA is a patent pending contract which assigns the sale of the project's KPMG output (minted carbon offsets) to the Entrex Carbon Offset Company which in turn assembles carbon offset backed securitize and sells them to investors or buyers.

The Entrex Carbon Market has over 100 Carbon Offset Producing Real Estate Projects (COPRe Projects) representing over 2,000,000 acres of forestry lands which potentially produce nearly 200,000,000 offsets. If all of these come to market, we could have over $2,000,000,000 in COPRe NewLeaf product available to market.

Entrex has also developed their Oil and Gas "Cap and Trade" program. These projects cap leaking oil and gas wells which in-turn create carbon offsets. Entrex has helped develop legislation with the State of Louisiana which, if executed, provides legal rights to the offsets to the service provider. There are an estimated 2.1 million oil and gas wells in the United States which are estimated to produce about $250,000 carbon offsets: a multi-billion dollar "additionality" opportunity.

The Entrex Carbon Market sells and licenses carbon offset projects which are qualified by ISO auditors prior to fiscal review by KPMG. Only upon Entrex NewLeaf's management review of profitability and cash-flow will we fund and launch a licensed project under the oversight of KPMG's project management organization. Funds shall only be distributed pursuant to the provided cash-flow and profitability designated for each project.

We do not anticipate this to be a labor-intensive business therefore few full-time, if any, employees are expected to be needed on behalf of the NewLeaf processes – all services are done by external parties and sales through regulated agents.

The Entrex Carbon Market management shall be accountable for all processes on behalf of the Entrex NewLeaf Security Holders. This creates an efficient end to end process and single point of contact for Entrex NewLeaf security holders.

Plan of Operations:

We believe the Entrex Carbon Market licensed technology platform has matured to an operational basis over the 15 years of development of the IP. In 2017 Entrex proved through our technology we can originate, structure, place, trade and service private Securities which have been pushed out to the blockchain.

FINRA regulators have reviewed the technology and operational processes culminating at the private trades and debt payment distributions on behalf of security holders and we believe they have no functional nor compliant issues with the manner in which Entrex processes Securities domestically which in-turn this technology could manage the assignment and retirement of the Entrex Carbon Offset Securities offered in this prospectus through the regulated parties we have engaged.

Material Changes:

Excluding normal operational growth and associated changes in operations and/or technology no material changes are expected in the operations or investor returns in 2022-2023.

Various micro and macro-economic national or global events could have significant effect on the holdings of the Company as these events could or would have operational effect on the held securities of underlying companies.

Liquidity:

The Entrex NewLeaf Securities are expected to have limited liquidity unless listed on an over-the-counter or public market. Management actively plans of listing the Securities once qualified by the United States Securities and Exchange pursuant to this offering.

PART II
ITEM 13
DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

Our executive officers and directors as of the date of this offering are as follows:

Name	Position
Stephen H. Watkins	Managing Member
Richard Rochon	Board
Thomas Hatfield	Partner
Tom Harblin	Partner
Colin Turney	Partner

<u>Stephen H. Watkins:</u> is Managing Member and is the founding Chairman and CEO of various majority owned entities of the Entrex Holding Company (EHCo, LLC). Stephen is an experienced entrepreneur founding a series of successful information and business services companies; two of which grew to billion dollar market cap companies. Stephen authored the book ***Capital Can't Fund What It Can't Find***. In the past he wrote a syndicated bi-monthly finance column—read by over eight million national readers at its peak.

<u>Richard C. Rochon:</u> is Vice Chairman of the Board of the Entrex Holding Company (EHCo, LLC). Mr. Rochon has extensive experience as an investor, shareholder, director and officer of various public and private companies throughout his career and has been involved in numerous acquisitions, divestitures, spin-offs, initial public offerings, secondary offerings and other corporate financings and transactions. Prior to joining Entrex Mr. Rochon formed RPCP.

<u>Thomas Hatfield</u>: Manages the IBM Technology Platforms across EMI and the associated Entrex Capital Market System companies. Mr. Hatfield brings over 30 years of expertise creating and solving complex online information systems. His technical experience includes the US Army and with General Electric where was a Engineer for final testing and ground-station operations for military space-satellite communications. His expertise is over 20 years creating custom systems, for organizations including NEC Electronics, Flextronics and PeopleSoft.

PART II
ITEM 14
COMPENSATION OF DIRECTORS AND OFFICERS

Name	Total Compensation*
Stephen H. Watkins	$1.00
Richard Rochon	$1.00
Thomas Hatfield	$1.00
Tom Harblin	$1.00
Colin Turney	$1.00

*Compensation for operators and directors of the Company are provided via wholly owned subsidiaries of EHCo, LLC the Entrex Holding Company and thru management or licensing agreements to agreed parties.

Officers and Directors:

At our sole discretion we may add additional Officers and Directors and compensate them through annual retainer fees along with reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each meeting. Each independent Officer and Director will receive $500 in connection with each meeting that they attend, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting not held concurrently with a board meeting. No compensation is expected to be paid to Directors or Officers until this offering is qualified.

Compensation for expenses, Officers and Directors will be managed through the sole decisions and directions of the Managing Member.

Indemnification Agreements:

We shall enter into indemnification agreements with our Directors and Officers. The indemnification agreements are intended to provide our Directors the maximum indemnification permitted under law and/or requested by the respective Officer and/or Director. Each indemnification agreement provides that EMI shall indemnify the Director or Office who is a party to the agreement (an "Indemnitee"), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be made a party to or a witness in any threatened, pending, or completed proceeding.

Significant Employees:

As of the date of this prospectus, Stephen H. Watkins is the Managing Member of the Entrex Holding Company and is a key party to the various Entrex companies. Other staff members and/or entities will be involved in Entrex Carbon Market and Entrex Carbon Offset Company to manage the creation, assignment and retirement of the carbon offset projects and methodologies discussed in this prospectus.

At the sole discretion of management various employment agreements and/or contracts may be made with key personnel which regulate the manner of compensation and the potential option purchases as provided in the employment agreements.

Family Relationships:

There are no family relationships among our directors or officers

Involvement in Certain Legal Proceedings:

None of our control persons are known to have been involved in any of the following events during the past five years:

1. Bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities. Watkins, Managing Member, has a past AWC issued by FINRA and is believed to be compliant – an SEC conformation was requested in 2020 – further summary and analysis is available in the due-diligence room or upon request;

4. Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment or decision has not been reversed, suspended, or vacated.

Changes in Control:

We are unaware of any contract, or other arrangement or provision of our Articles or by-laws, the operation of which may at a subsequent date result in a change of control of our company.

PART II
ITEM 15
SECURITY OWNERSHIP OF MANAGEMENT AND
CERTAIN SECURITYHOLDERS

Title of Class	Name of Beneficial Owner	Amount	Percent of class
Preferred Member Interests*	EHCo, LLC	1,000	100%*
2021 Entrex Carbon Offsets**	This Offering	1,999,999	100%**

*Preferred Member Interests have voting rights controlled by Watkins the Managing Member of the EHCo, LLC

** Non Voting Shares representing underlying offsets authorized and allocated to the maximum provided by regulators.

PART II
ITEM 16
INTEREST OF MANAGEMENT AND
CERTAIN SECURITYHOLDERS

n/a

(the balance of this page is intentionally blank)

PART II
ITEM 17
SECURITIES BEING OFFERED

We are offering a maximum of 1,999,999 2022 NewLeaf Common Stock Securities which will fund, in a senior secured position, various carbon offset projects licensed by the Entrex Carbon Market. Funding shall engage ISO auditors and ISO verifiers under KPMG's oversight.

The Entrex Carbon Offset Security only have rights and warranties associated with the associated and serialized Carbon Offset via a United Nations or World Bank Carbon Registry.   The only right the Entrex Carbon Offset Security holder maintains are the rights and warranties associated with the carbon offset as defined herein.

2022 NewLeaf Securities have no voting rights;

2022 NewLeaf Securities have no liquidation rights;

2022 NewLeaf Securities have no pre-emptive rights;

2022 NewLeaf Securities have no conversion rights;

2022 NewLeaf Securities have no redemption provisions;

2022 NewLeaf Securities have no rights inferred to the selection of the Managing Member;

2022 NewLeaf Securities have no rights inferred to the decisions of the Managing Member;

22022 NewLeaf Securities have no voting rights for any future Board of Directors if created;

2022 NewLeaf Securities have no voting rights or selection of any Officers;

2022 NewLeaf Securities have no decision on the leverage the Company decides to obtain;

2022 NewLeaf Securities have no decision on and sale/merger or acquisition;

2022 NewLeaf Securities have no liabilities for further calls or future offerings;

2022 NewLeaf Securities have no liabilities associated with the company;

2022 NewLeaf Securities have no financial benefit beyond the associated Carbon Offset Collateral.

**PART F/S**
ITEM 18
PROJECTED FINANCIAL STATEMENTS
(based on closing maximum offering)

Income Statement

Not Operating

Balance Sheet
Assets:

Cash:	$17,999,991.00
Accrued Offering Fees:	$ 1.999.999.00
Total Assets:	$19,999,990.00

Liabilities

Payables:	$ 0.00
Equity:	$19,999,990.00
Liabilities and Equity:	$19,999,990.00

Note 1.   Organization, History and Business

Entrex NewLeaf, LLC ("the Company") was authorized as a Limited Liability Corporation in Florida on November 1st 2022 and initiated operations. The Company was established for the purpose of creating a funding mechanism to fund carbon offset projects of the Entrex Carbon Market licensed Clients. The Company's fiscal year end is December 31.

Note 2. Related Party Transactions

Entrex NewLeaf is the funding entity for Entrex Carbon Market, LLC's licensed carbon offset projects each overseen by KPMG. Produced carbon offsets are then sold to investors or users through the Entrex Carbon Offset Company, LLC securities branded "CarbonEase". Management of the various related parties may have conflicts of interest between entities.

Note 6.   Income Taxes

The Company adopted the provisions of ASC 740-10-50, formerly FIN 48, and "Accounting for Uncertainty in Income Taxes". The Company had no material unrecognized income tax assets or liabilities as of November 1st, 2022.

The Company's policy regarding income tax interest and penalties is to expense those items as general and administrative expense but to identify them for tax purposes. We anticipate from inception through qualified offerint there should be no income tax, or related interest and penalty items in the income statement, or liabilities on the balance sheet. The Company anticipates filing income tax returns in the U.S. federal jurisdiction and the State of Florida. We are not currently involved in any income tax examinations.

Note 7.   Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has no operating history and has not generated any revenue nor expenses . These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirements will depend on many factors including the success of the Company's development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future.   The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

ITEM 19
INDEX TO EXHIBITS

Exhibit A. State Filing Documents
Exhibit B. Federal EIN
Exhibit C. Licensed Projected Individual Project Economics

PART III
EXHIBIT A.
STATE CURRENT STATUS DOCUMENTS



FLORIDA DEPARTMENT *of* STATE — DIVISION OF CORPORATIONS

Sunbiz.org DIVISION *of* CORPORATIONS
an official State of Florida website

Department of State / Division of Corporations / Search Records / Search by Entity Name /

Previous On List Next On List Return to List

Entrex NewLeaf
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No Events **No Name History**

Detail by Entity Name

Florida Limited Liability Company
ENTREX NEWLEAF, LLC

Filing Information

Document Number	L22000469458
FEI/EIN Number	NONE
Date Filed	11/01/2022
Effective Date	11/01/2022
State	FL
Status	ACTIVE

Principal Address

2436 NORTH FEDERAL HIGHWAY,
UNIT 276
LIGHTHOUSE POINT, FL 33064 UN

Mailing Address

2436 NORTH FEDERAL HIGHWAY,
UNIT 276
LIGHTHOUSE POINT, FL 33064 UN

Registered Agent Name & Address

WATKINS, STEPHEN H
2436 NORTH FEDERAL HIGHWAY,
UNIT 276
LIGHTHOUSE POINT, FL 33064

Authorized Person(s) Detail

Name & Address

Title MGR

WATKINS, STEPHEN H
2436 NORTH FEDERAL HIGHWAY,, UNIT 276
LIGHTHOUSE POINT, FL 33064 UN

Annual Reports

No Annual Reports Filed

Document Images

11/01/2022 -- Florida Limited Liability View image in PDF format

PART III
EXHIBIT B.
FEDERAL EIN



IRS.gov

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EIN Assigned: **92-0892419**

Legal Name: **ENTREX NEWLEAF LLC**

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PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS



Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income

- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream

- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return

- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry

- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years

- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities

- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones

- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Bayou Des Sots	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$775,000							
Use of Line=	$107,110	$242,040	$320,286	$460,856	$500,468	$773,716		$773,716
Monthly Interest=	$2,100	$4,705	$6,147	$8,782	$9,387	$14,561		$45,682
Return of Loan=							$773,716	$773,716
Project Profit=							$40,983	$40,983

6 Month Project Interest=?	$45,682
6 Month Project Profit=	$40,983
Interest and Profit Total=	$86,664
Average Capital at Risk=	$400,746
6 Month Project Return=	21.63%

Summary	Table
#New Employees:	6
Annual Return:	43.25%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)



$350,000 -- "Blands Bayou" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand
- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Blands Bayou	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$350,000							
Use of Line=	$50,792	$158,352	$199,152	$239,417	$248,521	$347,117		$347,117
Monthly Interest=	$996	$3,085	$3,825	$4,539	$4,629	$6,471		$23,546
Return of Loan=							$347,117	$347,117
Project Profit=							$18,215	$18,215

6 Month Project Interest=?	$23,546
6 Month Project Profit=	$18,215
Interest and Profit Total=	$41,761
Average Capital at Risk=	$207,225
6 Month Project Return=	20.15%

Summary	Table
#New Employees:	3
Annual Return:	40.30%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)


$1,375,000 -- "Catfish Point Land & Timber" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Catfish Point Land & Timber	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$1,375,000							
Use of Line=	$185,955	$359,202	$489,874	$770,872	$853,195	$1,370,956		$1,370,956
Monthly Interest=	$3,646	$6,972	$9,397	$14,723	$16,048	$25,886		$76,672
Return of Loan=							$1,370,956	$1,370,956
Project Profit=							$72,858	$72,858

6 Month Project Interest=?	$76,672
6 Month Project Profit=	$72,858
Interest and Profit Total=	$149,530
Average Capital at Risk=	$671,676
6 Month Project Return=	22.26%

Summary	Table
#New Employees:	11
Annual Return:	44.52%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)



$850,000 -- "Clendenin" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Clendenin	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$850,000							
Use of Line=	$115,775	$254,251	$337,793	$494,697	$538,334	$848,431		$848,431
Monthly Interest=	$2,270	$4,941	$6,482	$9,431	$10,102	$15,984		$49,211
Return of Loan=							$848,431	$848,431
Project Profit=							$44,990	$44,990

6 Month Project Interest=?	$49,211
6 Month Project Profit=	$44,990
Interest and Profit Total=	$94,201
Average Capital at Risk=	$431,547
6 Month Project Return=	21.83%

Summary	Table
#New Employees:	7
Annual Return:	43.66%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)


$1,300,000 -- "Coahoma County Conservation League" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Coahoma County Conservation League	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$1,300,000							
Use of Line=	$174,692	$342,464	$465,647	$726,584	$802,805	$1,285,636		$1,285,636
Monthly Interest=	$3,425	$6,648	$8,933	$13,874	$15,097	$24,268		$72,244
Return of Loan=							$1,285,636	$1,285,636
Project Profit=							$68,304	$68,304

6 Month Project Interest=?	$72,244
6 Month Project Profit=	$68,304
Interest and Profit Total=	$140,549
Average Capital at Risk=	$632,971
6 Month Project Return=	22.20%

Summary	Table
#New Employees:	10
Annual Return:	44.41%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)


$625,000 -- "Emmit Cobb" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets
- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Emmit Cobb	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$625,000							
Use of Line=	$86,835	$211,912	$276,678	$381,138	$409,767	$620,141		$620,141
Monthly Interest=	$1,703	$4,122	$5,311	$7,255	$7,674	$11,649		$37,713
Return of Loan=							$620,141	$620,141
Project Profit=							$32,786	$32,786

6 Month Project Interest=?	$37,713
6 Month Project Profit=	$32,786
Interest and Profit Total=	$70,499
Average Capital at Risk=	$331,079
6 Month Project Return=	21.29%

Summary	Table
#New Employees:	5
Annual Return:	42.59%



Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income

- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream

- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return

- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry

- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years

- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities

- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones

- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Grand Lake Rod & Gun Club Inc	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$1,225,000							
Use of Line=	$163,428	$325,727	$441,420	$682,296	$752,416	$1,200,316		$1,200,316
Monthly Interest=	$3,204	$6,324	$8,468	$13,025	$14,145	$22,650		$67,817
Return of Loan=							$1,200,316	$1,200,316
Project Profit=							$63,751	$63,751

6 Month Project Interest=?	$67,817
6 Month Project Profit=	$63,751
Interest and Profit Total=	$131,568
Average Capital at Risk=	$594,267
6 Month Project Return=	22.14%

Summary	Table
#New Employees:	9
Annual Return:	44.28%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)


$275,000 -- "Hammett Development Partnership" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Hammett Development Partnership	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$275,000							
Use of Line=	$40,905	$144,396	$179,137	$200,799	$205,286	$270,464		$270,464
Monthly Interest=	$802	$2,816	$3,442	$3,799	$3,812	$5,016		$19,686
Return of Loan=							$270,464	$270,464
Project Profit=							$13,256	$13,256

6 Month Project Interest=?	$19,686
6 Month Project Profit=	$13,256
Interest and Profit Total=	$32,942
Average Capital at Risk=	$173,498
6 Month Project Return=	18.99%

Summary	Table
#New Employees:	2
Annual Return:	37.97%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)



$800,000 -- "Henderson Island" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Henderson Island	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$800,000							
Use of Line=	$58,268	$197,493	$282,050	$441,503	$486,038	$793,038		$793,038
Monthly Interest=	$1,143	$3,850	$5,433	$8,453	$9,160	$15,000		$43,038
Return of Loan=							$793,038	$793,038
Project Profit=							$45,536	$45,536

6 Month Project Interest=?	$43,038
6 Month Project Profit=	$45,536
Interest and Profit Total=	$88,574
Average Capital at Risk=	$376,398
6 Month Project Return=	23.53%

Summary	Table
#New Employees:	7
Annual Return:	47.06%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)


$275,000 -- "HV Brock" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets
- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

HV Brock	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$275,000							
Use of Line=	$40,573	$149,735	$188,347	$202,796	$212,995	$256,545		$256,545
Monthly Interest=	$796	$2,920	$3,620	$3,833	$3,957	$4,734		$19,860
Return of Loan=							$256,545	$256,545
Project Profit=							$5,362	$5,362

6 Month Project Interest=?	$19,860
6 Month Project Profit=	$5,362
Interest and Profit Total=	$25,222
Average Capital at Risk=	$175,165
6 Month Project Return=	14.40%

Summary	Table
#New Employees:	2
Annual Return:	28.80%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)



$750,000 -- "Miller Point Timber Company" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Miller Point Timber Company	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$750,000							
Use of Line=	$55,116	$191,127	$271,262	$418,748	$459,693	$745,806		$745,806
Monthly Interest=	$1,081	$3,726	$5,225	$8,014	$8,660	$14,100		$40,806
Return of Loan=							$745,806	$745,806
Project Profit=							$42,804	$42,804

6 Month Project Interest=?	$40,806
6 Month Project Profit=	$42,804
Interest and Profit Total=	$83,610
Average Capital at Risk=	$356,959
6 Month Project Return=	23.42%

Summary	Table
#New Employees:	6
Annual Return:	46.85%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)



$450,000 -- "Reagan Island Farms" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets
- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Reagan Island Farms	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$450,000							
Use of Line=	$62,438	$175,862	$224,549	$285,280	$300,898	$434,844		$434,844
Monthly Interest=	$1,224	$3,424	$4,312	$5,418	$5,618	$8,134		$28,131
Return of Loan=							$434,844	$434,844
Project Profit=							$22,656	$22,656

6 Month Project Interest=?	$28,131
6 Month Project Profit=	$22,656
Interest and Profit Total=	$50,786
Average Capital at Risk=	$247,312
6 Month Project Return=	20.54%

Summary	Table
#New Employees:	4
Annual Return:	41.07%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)


$950,000 -- "Riverview Land Company" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Riverview Land Company	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$950,000							
Use of Line=	$129,637	$275,515	$368,740	$549,432	$601,247	$944,356		$944,356
Monthly Interest=	$2,542	$5,352	$7,075	$10,480	$11,290	$17,796		$54,536
Return of Loan=							$944,356	$944,356
Project Profit=							$50,090	$50,090

6 Month Project Interest=?	$54,536
6 Month Project Profit=	$50,090
Interest and Profit Total=	$104,626
Average Capital at Risk=	$478,155
6 Month Project Return=	21.88%

Summary	Table
#New Employees:	7
Annual Return:	43.76%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)



$300,000 -- "Sligo Louisianna LLC" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Sligo Louisianna LLC	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$300,000							
Use of Line=	$44,034	$148,310	$184,616	$212,844	$218,287	$295,925		$295,925
Monthly Interest=	$863	$2,891	$3,546	$4,030	$4,058	$5,501		$20,890
Return of Loan=							$295,925	$295,925
Project Profit=							$15,482	$15,482

6 Month Project Interest=?	$20,890
6 Month Project Profit=	$15,482
Interest and Profit Total=	$36,372
Average Capital at Risk=	$184,003
6 Month Project Return=	19.77%

Summary	Table
#New Employees:	3
Annual Return:	39.53%

PART III
EXHIBIT C.
LICENSED PROJECTED INDIVIDUAL PROJECT ECONOMICS (CONTINUED)



$700,000 -- "Ward Lake" NewLeaf
A short term, high yield income opportunity.
ENTREX

Strategy

- Fund the carbon offset generation project while providing a high yield, short term investment returning principal and income
- Offer collateral security for investor funds through lien rights to the landowner's carbon offset asset and income stream
- Provide an ISO 14001-certified auditor's Confidence Letter prior to investment with third-party quantification and risk mitigation for principal and interest return
- Provide risk-adjusted ESG returns for alternative yield investors that conform to historical precedents and methodologies of the multi-billion-dollar voluntary carbon offset industry
- Have a known buyer for the carbon offsets
- Our patent pending Carbon Offset Rights Agreements license a property's carbon offset income stream, typically for ten years
- Each carbon offset project receives a Confidence Letter from an ISO 14001-certified auditor to confirm its carbon offset generation capabilities
- Each project receives a formal appraisal by KPMG which is used to determine vendor payments and associated cash flow and income expectations against established project milestones
- KPMG's Project Management Office (PMO) oversees and manages each carbon offset generation project throughout its lifecycle

Rationale

- Investment opportunities in carbon producing assets are becoming increasingly costly due to limited supply and insatiable demand

Use of Funds

- Funds are disbursed pursuant to agreed milestones overseen by KPMG. Investors can review progress throughout the creation and sale of offsets and receive principal and income from proceeds of the sale

Ward Lake	~ 30 Days	~ 60 Days	~ 90 Days	~ 120 Days	~ 150 Days	~ 180 Days	~ 210 Days Capital Returned Profit Share	Total over Investment Period
Capital or Credit Line=	$700,000							
Use of Line=	$95,846	$225,302	$296,060	$416,568	$450,079	$688,397		$688,397
Monthly Interest=	$1,879	$4,381	$5,682	$7,934	$8,435	$12,943		$41,255
Return of Loan=							$688,397	$688,397
Project Profit=							$36,429	$36,429

6 Month Project Interest=?	$41,255
6 Month Project Profit=	$36,429
Interest and Profit Total=	$77,684
Average Capital at Risk=	$362,042
6 Month Project Return=	21.46%

Summary	Table
#New Employees:	6
Annual Return:	42.91%

PART III
ITEM 20
SIGNATURE PAGE

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton and County of Palm Beach, in the State of Florida, December 9, 2020.

ENTREX NEWLEAF, LLC

By: */s/ Stephen H. Watkins*
Name: Stephen H. Watkins
Title: Managing Member
          (and Principal Executive
          Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Stephen H. Watkins Stephen H. Watkins	Managing Member (and Principal Executive Officer)	November 11, 2022